                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       Take-Two Interactive Software, Inc.
                       -----------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    874054109
                                    ---------
                                 (CUSIP Number)


                                October 28, 2005
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

  [   ]   Rule 13d-1(b)
  [ X ]   Rule 13d-1(c)
  [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 874054109

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw & Co., L.P.
         13-3695715

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)                               [  ]
         (B)                               [  ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.                           SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                                               -0-
EACH
REPORTING
PERSON WITH
                          6.                           SHARED VOTING POWER
                                                       4,780,716

                          7.                           SOLE DISPOSITIVE POWER
                                                       -0-

                          8.                           SHARED DISPOSITIVE POWER
                                                       4,780,816

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,780,816

   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)  [   ]

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.7%

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA, PN

CUSIP NO. 874054109

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw & Co., L.L.C.
         13-3799946

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)                               [  ]
         (B)                               [  ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.                           SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                                               -0-
EACH
REPORTING
PERSON WITH
                          6.                           SHARED VOTING POWER
                                                       4,276,889

                          7.                           SOLE DISPOSITIVE POWER
                                                       -0-

                          8.                           SHARED DISPOSITIVE POWER
                                                       4,276,889

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,276,889

   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.0%

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

CUSIP NO. 874054109

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         David E. Shaw

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)                               [  ]
         (B)                               [  ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF                 5.                           SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                                               -0-
EACH
REPORTING
PERSON WITH
                          6.                           SHARED VOTING POWER
                                                       4,780,716
                          7.                           SOLE DISPOSITIVE POWER
                                                       -0-

                          8.                           SHARED DISPOSITIVE POWER
                                                       4,780,816

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,780,816

   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)   [   ]

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.7%

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

ITEM 1.
     (A) NAME OF ISSUER:
         Take-Two Interactive Software, Inc.



     (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
         622 Broadway
         New York, NY  10012


ITEM 2.
     (A) NAME OF PERSON FILING:
         D. E. Shaw & Co., L.P.
         D. E. Shaw & Co., L.L.C.
         David E. Shaw



     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
         The business address for each reporting person is:
         120 W. 45th Street, Tower 45, 39th Floor
         New York, NY 10036



     (C) CITIZENSHIP:
         D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
         D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
         David E. Shaw is a citizen of the United States of America.



     (D) TITLE OF CLASS OF SECURITIES:
         Common Stock, $0.01 par value



     (E) CUSIP NUMBER:
         874054109



ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4.  OWNERSHIP

As of November 4, 2005:

(a) Amount beneficially owned:

D. E. Shaw & Co., L.P.:                    4,780,816 shares
                                           This is composed of (i) 14,700 shares
                                           that D. E. Shaw Investments, L.P. has
                                           the right to acquire through the
                                           exercise of listed call options, (ii)
                                           358,777 shares in the name of
                                           D. E. Shaw Valence Portfolios,
                                           L.L.C., (iii) 130,350 shares that
                                           D. E. Shaw Valence, L.L.C. has the
                                           right to acquire through the exercise
                                           of listed call options, (iv)
                                           1,382,822 shares in the name of
                                           D. E. Shaw Oculus Portfolios, L.L.C.,
                                           (v) 2,894,067 shares in the name of
                                           D. E. Shaw Meniscus Portfolios,
                                           L.L.C., and (vi) 100 shares under the
                                           management of D. E. Shaw Investment
                                           Management, L.L.C.


D. E. Shaw & Co., L.L.C.:                  4,276,889 shares
                                           This is composed of (i) 1,382,822
                                           shares in the name of D. E. Shaw
                                           Oculus Portfolios, L.L.C., and (ii)
                                           2,894,067 shares in the name of
                                           D. E. Shaw Meniscus Portfolios,
                                           L.L.C.


David E. Shaw:                             4,780,816 shares
                                           This is composed of (i) 14,700 shares
                                           that D. E. Shaw Investments, L.P. has
                                           the right to acquire through the
                                           exercise of listed call options, (ii)
                                           358,777 shares in the name of
                                           D. E. Shaw Valence Portfolios,
                                           L.L.C., (iii) 130,350 shares that
                                           D. E. Shaw Valence, L.L.C. has the
                                           right to acquire through the exercise
                                           of listed call options, (iv)
                                           1,382,822 shares in the name of
                                           D. E. Shaw Oculus Portfolios, L.L.C.,
                                           (v) 2,894,067 shares in the name of
                                           D. E. Shaw Meniscus Portfolios,
                                           L.L.C., and (vi) 100 shares under the
                                           management of D. E. Shaw Investment
                                           Management, L.L.C.

(b) Percent of class:
    D. E. Shaw & Co., L.P.:                6.7%
    D. E. Shaw & Co., L.L.C.:              6.0%
    David E. Shaw:                         6.7%


(c) Number of shares to which the person has:
   (i)   Sole power to vote or to direct the vote:
         D. E. Shaw & Co., L.P.:                       -0- shares
         D. E. Shaw & Co., L.L.C.:                     -0- shares
         David E. Shaw:                                -0- shares


   (ii)  Shared power to vote or to direct the vote:
         D. E. Shaw & Co., L.P.:                       4,780,716 shares
         D. E. Shaw & Co., L.L.C.:                     4,276,889 shares
         David E. Shaw:                                4,780,716 shares


   (iii) Sole power to dispose or to direct the disposition of:
         D. E. Shaw & Co., L.P.:                       -0- shares
         D. E. Shaw & Co., L.L.C.:                     -0- shares
         David E. Shaw:                                -0- shares


   (iv)  Shared power to dispose or to direct the disposition of:
         D. E. Shaw & Co., L.P.:                       4,780,816 shares
         D. E. Shaw & Co., L.L.C.:                     4,276,889 shares
         David E. Shaw:                                4,780,816 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member and investment adviser of D. E. Shaw Valence Portfolios, L.L.C., the general partner of D. E. Shaw Investments, L.P., the managing member of
D. E. Shaw Valance, L.L.C. and D. E. Shaw Investment Management, L.L.C., and the investment adviser of D. E. Shaw Oculus Portfolios, L.L.C. and D. E. Shaw Meniscus Portfolios, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Oculus Portfolios, L.L.C. and D. E. Shaw Meniscus Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 4,780,716 shares, and the shared power to dispose or direct the disposition of 4,780,816 shares, the 4,780,816 shares as described above constituting 6.7% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 4,780,816 shares.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10.       CERTIFICATION
By signing below, each of D. E. Shaw & Co., L.P., D. E. Shaw & Co., L.L.C. and David E. Shaw certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Eric Wepsic, are attached hereto.

Dated: November 7, 2005


                                        D. E. Shaw & Co., L.P.

                                        By: /s/ Eric Wepsic
                                            ---------------
                                            Eric Wepsic
                                            Managing Director



                                        D. E. Shaw & Co., L.L.C.

                                        By: /s/ Eric Wepsic
                                            ---------------
                                            Eric Wepsic
                                            Managing Director


                                        David E. Shaw

                                        By: /s/ Eric Wepsic
                                            ---------------
                                            Eric Wepsic
                                            Attorney-in-Fact for David E. Shaw